Mr. Sonny Oh

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

April 27, 2017

VIA EDGAR TRANSMISSION

Re:	Securian Funds Trust

Post-effective amendment pursuant to rule 485(a)(2)

File Nos. 002-96990 (1933 Act), 811-04279 (1940 Act)

Filing Date: March 1, 2017

Dear Mr. Oh:

This letter is in response to Securities and Exchange Commission (“SEC”) staff comments provided telephonically on April 17 and April 26, 2017. The comments pertain to Securian Funds Trust’s (the “Trust”) post-effective amendment nos. 63 (1933 Act) and 61 (1940 Act) to its registration statement on Form N-1A (the “Amendment”). The Amendment was filed with the SEC pursuant to Rule 485(a)(2) under the Securities Act of 1933 on Form N-1A on March 1, 2017, and is scheduled to become effective on May 1, 2017.

Each of the staff’s comments is set forth below, followed by the Trust’s response.

Comments received on April 17, 2017:

Comment #1: The “names rule” 80% description included in the principal investment strategy description for the SFT Advantus Bond Fund should reference that the 80% includes “borrowings for investment purposes”. The same additional disclosure should be included in the principal investment strategy description for the SFT Advantus International Bond Fund.

Response: The following parenthetical will replace the existing parenthetical clarifying the assets included for the purposes of compliance with rule 35d-1 on pages 2, 18, 22, 32, 39, 45, 67, 74, 76, 77, 86, 88, and 91:

(including any borrowings for investment purposes)

Comment #2: Mortgage-backed securities (MBS) are discussed as a principal investment strategy for the SFT Advantus Bond Fund. Include a principal risk relating to MBS in the list of principal investment risks for the fund.

Response: The following risk disclosure has been added to the list of principal risks for the SFT Advantus Bond Fund:

Mortgage-Related and Other Asset-Backed Securities Risk – The risk that mortgage-related and other asset-backed securities represent interests in “pools” of mortgages or other assets such as consumer loans or receivables held in trust and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if a Fund holds mortgage-related securities, it may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to lose money. This is known as extension risk. Mortgage-backed securities can be highly sensitive to rising interest rates, such that even small movements can cause an investing Fund to lose value. Mortgage-backed securities, and in particular those not backed by a government guarantee, are subject to credit risk. In addition, adjustable and fixed rate mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a Fund because the Fund may have to reinvest that money at the lower prevailing interest rates. A Fund’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. Payment of principal and interest on asset-backed securities may be largely dependent upon the cash flows generated by the assets backing the securities, and asset-backed securities may not have the benefit of any security interest in the related assets.

Comment #3: The description of the principal investment strategies for the SFT Advantus Bond Fund indicates that Advantus Capital Management, Inc. (Advantus) may determine that certain restricted securities are considered to be liquid under guidelines approved by the Securian Funds Trust Board of Trustees (the Board). Please provide the Staff an explanation of the factors the Board has approved for making liquidity determinations. Please also indicate whether the lack of liquidity plays a factor in the value of a restricted security deemed to be liquid.

Response: The approved factors include: The frequency of trades and quotes for the security; the number of dealers willing to purchase or sell the security; the willingness of dealers to undertake to make a market in the security; the nature of the marketplace in which the security trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transferring the security); and other factors, if any, that are relevant to determining the existence of a trading market for such security. If these factors are satisfied, the security is treated as liquid only if there is a reasonable assurance that the security will remain liquid throughout the time the security is held by the Fund and determined to satisfy any relevant liquidity and credit quality standards set forth in the Fund’s registration statement.

If a valuation is not available from an approved pricing vendor, under the Fair Value Determination Procedures, the liquidity of a security is one of the factors considered when the Valuation Committee approves a fair value price based on an approved pricing method.

Comment #4: The description of the principal investment strategies for the SFT Advantus Bond Fund indicates the Fund may invest in certain asset-backed securities. Please add a principal investment risk relating to investments in asset-backed securities.

Response: The following risk disclosure has been added to the list of principal risks for the SFT Advantus Bond Fund:

Mortgage-Related and Other Asset-Backed Securities Risk – The risk that mortgage-related and other asset-backed securities represent interests in “pools” of mortgages or other assets such as consumer loans or receivables held in trust and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if a Fund holds mortgage-related securities, it may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to lose money. This is known as extension risk. Mortgage-backed securities can be highly sensitive to rising interest rates, such that even small movements can cause an investing Fund to lose value. Mortgage-backed securities, and in particular those not backed by a government guarantee, are subject to credit risk. In addition, adjustable and fixed rate mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a Fund because the Fund may have to reinvest that money at the lower prevailing interest rates. A Fund’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. Payment of principal and interest on asset-backed securities may be largely dependent upon the cash flows generated by the assets backing the securities, and asset-backed securities may not have the benefit of any security interest in the related assets.

Comment #5: The description of the principal investment risks for the SFT Advantus Bond Fund includes “Short-Term Trading Risk”. Please include disclosure in the Fund’s principal investment strategies discussing the Fund’s involvement in short-term trading. If the disclosure appears in other funds, also include appropriate discussion in the principal investment strategies of those funds.

Response: The last sentence of the description of the Fund’s principal investment strategies on page 2 already clarifies the Fund may engage in short-term trading. However, a similar statement will be added to the detailed fund information sections for the SFT Advantus Bond Fund on page 68 and the SFT Advantus Mortgage Securities Fund on page 90.

Comment #6: On page 4, the performance discussion for the SFT Advantus Bond Fund includes a parenthetical that indicates the performance shown includes the performance of the Fund’s predecessor portfolio. Provide the dates of the Fund’s predecessor portfolio.

Response: The parenthetical in the performance section of the SFT Advantus Bond Fund is replaced with the following:

(Performance prior to May 1, 2012 is that of the Fund’s predecessor portfolio. See “Financial Highlights” at page 131 of the Prospectus.)

The change was also made on pages 15, 18, 22, 29, 41 and 44 for other funds for which the change is relevant.

Comment #7: Delete the line in the performance chart below the listing of the years on page 4 of the prospectus and the other performance charts in the prospectus.

Response: The lines have been removed.

Comment #8: In footnote 2 on page 6, relating to the expenses for the SFT Advantus Dynamic Managed Volatility Fund, clarify that the Board of Trustees must approve the termination of the expense waiver.

Response: Per the expense limitation agreement between Advantus and the Trust, Trust Board approval is not necessary for Advantus to terminate the expense waiver. Therefore, the footnote will not be revised.

Comment #9: In the expense example on page 7, indicate for how long the fee waiver applies.

Response: The explanation of the expense example on page 7 indicates the fee waiver applies for one year. Therefore, no changes will be made to the disclosure.

Comment #10: The principal investment strategies discussion for the managed volatility funds indicates the funds seek to target average annualized volatility in the daily total returns for the funds of approximately 10%. Please provide some context for investors about what that means.

Response: The following sentence will be added to description of principal investment strategies for the SFT Advantus Dynamic Managed Volatility Fund and the SFT Advantus Managed Volatility Equity Fund following the mention of the annual volatility target:

A 10% annualized volatility means that a majority of the time, annual returns are expected to be within plus or minus 10%.

Comment #11: The principal investment strategies discussion for the SFT Advantus Dynamic Managed Volatility Fund indicates the Fund may invest in volatility index futures. Please include a principal risk relating to those investments.

Response: The risks associated with investments in volatility index futures are included in, and volatility index futures are specifically referenced in, the description of derivatives risk, which is already included on page 8 as a principal risk of the SFT Dynamic Managed Volatility Fund.

Comment #12: Leveraging risk is listed as a principal risk of investing in the SFT Advantus Dynamic Managed Volatility Fund. The risk description refers to leverage potentially arising from investments in derivatives. If true, add leveraging risk to all funds that list derivatives risk as a principal risk

Response: The separate description of leveraging risk is included for the funds that list derivatives risk as a principal risk with the exception of the SFT Advantus International Bond Fund. That fund’s description of derivatives risk is tailored specifically to that fund and refers to leverage risks within the description of derivatives risk. Therefore, no additional disclosure will be added.

Comment #13: The SFT Advantus Dynamic Managed Volatility Fund lists as its benchmark a blend of two separate broad based indices. The SEC Staff takes the position that a fund must list a single broad based index as its benchmark.

Response: The use of blended benchmarks is a standard practice among mutual funds. The Trust is not aware of a prohibition on their use and believes the use of a blended benchmark is appropriate for the SFT Advantus Dynamic Managed Volatility Fund. If the Staff is aware of a specific, published SEC directive on the use of blended benchmarks, please provide it to the Trust.

Comment #14: When using the S&P 500 Index as a fund benchmark ensure to include the required parenthetical disclosure regarding dividends, fees and taxes.

Response: A parenthetical has been added to page 12 indicating the presented returns reflect no deduction for dividends, fees or taxes.

Comment #15: In the description of the SFT Advantus International Bond Fund’s principal investment strategies, include additional disclosure that clarifies the Fund must invest significantly in the assets of other countries, specifically, 40% outside of the United States. See the Q & A to Rule 35d1 for direction on the specific requirement.

Response: The Trust’s position is that Rule 35d-1 requires that the SFT Advantus International Bond Fund invest, under normal circumstances, at least 80% of its net assets (including borrowings for investment purposes) in bonds, not international investments. That position is supported by the answer to question 10 in the “Frequently Asked Questions about Rule 35d-1” published on the SEC’s website and available as of April 18, 2017. The answer to question 10 provides that “a fund that has a name containing both the term “global” or “international,” and a term that suggests that the fund focuses its investments in a particular type of investment, e.g., “fixed income,” will be expected to comply with the 80% investment requirement with respect to the latter term.” Therefore, the Fund will not revise or include additional disclosure.

Comment #16: The description of the SFT Advantus International Bond Fund’s principal investment strategies refers to the use of derivatives. Will derivatives be used to satisfy the 80% requirement of the names rule? If so, how will they be valued for such purposes?

Response: Derivatives will not be used to satisfy the 80% requirement.

Comment #17: Confirm for the Staff that the footnote relating to partial expenses in the Fund’s first fiscal year, previously included in the expense table for the SFT Advantus Managed Volatility Equity Fund, was removed because it is no longer applicable.

Response: Confirmed. The footnote was only relevant during the Fund’s first fiscal year.

Comment #18: The discussion of principal investment strategies for the SFT Advantus Managed Volatility Equity Fund on page 31 includes a reference to “effective equity exposure”. Please provide disclosure describing that concept in “plain english”.

Response: The following sentence will be added as the second sentence of the second paragraph of the funds description of its principal investment strategies:

For the purposes of this Fund, “effective equity exposure” means the Fund’s equity investments plus any increase or reduction in exposure to equity markets due to the Fund’s investments in S&P 500 futures contracts or other derivatives.

Comment #19: Please describe for the Staff why the blended benchmark components of the SFT Advantus Managed Volatility Fund are appropriate for the Fund considering the assets the Fund invests in. See page 36 of the prospectus.

Response: The blended benchmark is comprised of indices that hold low volatility stocks which are similar to the low volatility stocks that are found in the underlying ETF’s that the Fund invests in. Therefore the tracking error to the benchmark is low and the benchmark is appropriate.

Comment #20: The discussion of the principal investment strategies for the SFT Advantus Mortgage Securities Fund on page 39 indicates the Fund may invest in asset-backed securities. Is there a percentage-of-assets limit that applies to those investments? If there is, disclose it. If not, confirm for the Staff supplementally.

Response: There is not any limit on asset-backed securities in the SFT Advantus Mortgage Securities Fund, other than the limit that could be implied by the requirement that the Fund invests at least 80% of its net assets in mortgage-related securities. Accordingly, no disclosure will be added in response to this comment.

Comment #21: The description of the principal investment strategies for the SFT Advantus Mortgage Securities Fund on page 39 indicates that Advantus may determine that certain restricted securities are considered liquid under guidelines approved by the Board. Please provide the Staff an explanation of the factors the Board has approved for making liquidity determinations. Please also indicate whether the lack of liquidity plays a factor in the value of a restricted security deemed to be liquid.

Response: The approved factors include: the frequency of trades and quotes for the security; the number of dealers willing to purchase or sell the security; the willingness of dealers to undertake to make a market in the security; the nature of the marketplace in which the security trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transferring the security); and other factors, if any, that are relevant to determining the existence of a trading market for such security. If these factors are satisfied, the security is treated as liquid only if there is a reasonable assurance that the security will remain liquid throughout the time the security is held by the Fund and determined to satisfy any relevant liquidity and credit quality standards set forth in the Fund’s registration statement.

If a valuation is not available from an approved pricing vendor, under Advantus’ Fair Value Determination Procedures, the liquidity of a security is one of the factors considered when the Valuation Committee approves a fair value price based on an approved pricing method.

Comment #22: The benchmark index for the SFT Advantus Mortgage Securities Fund is the Bloomberg Barclays U.S. Mortgage-Backed Securities Index. Please provide an explanation to the Staff why you feel that index is “broad based”. Please provide the same explanation for the Wilshire US Real Estate Securities Index which is listed on page 48 as the benchmark for the SFT Advantus Real Estate Securities Fund.

Response: The Bloomberg Barclays U.S. Mortgage-Backed Securities Index is a $5.52 trillion index broadly used by many participants in the mortgage backed securities markets. Index data is also broadly distributed by Bloomberg, Factset and other analytical providers. The Wilshire US Real Estate Securities Index includes exposure to real estate securities that represent the ownership and operation of commercial and residential REITs. It includes investments in all major property types, with exposure based on float-adjusted market capitalization.

Comment #23: The principal investment strategies discussion for the SFT Ivy Small Cap Growth Fund on page 55 includes the market capitalization range for the Russell 2000 Growth Index as of June 30, 2016. Please provide the market capitalization range as of a more recent date.

Response: The market capitalization range has been updated to reflect data as of December 31, 2016.

Comment #24: Please explain to the Staff why Pyramis Global Advisors, LLC changed to FIAM LLC and why the Fund’s name did not change as a result.

Response: The name change from Pyramis Global Advisors, LLC to FIAM LLC was a result of a corporate restructuring at Fidelity. The Fund’s name did not change because FIAM LLC authorized the continued use of the Pyramis name and the FIAM name does not have the same brand awareness as the Pyramis name.

Comment #25: On page 60, “Foreign Exposure” is listed as a principal risk of the SFT Pyramis Core Equity Fund. Foreign securities risk is listed as a principal risk of some other funds. If foreign exposure risk and foreign securities risk are the same, refer to them as the same thing. If they are different, clarify the difference.

Response: They are different. Foreign exposure risk relates to exposure to foreign markets as a result of a company’s operations, products or services. Foreign securities risk relates to investments in securities that are issued by companies based in foreign jurisdictions or by foreign governments. The stock of General Electric or Apple Inc. are examples of stocks subject to foreign exposure risk. They are United States securities but exposed to foreign markets. A bond issued by a foreign government is a foreign security.

Comment #26: The principal investment strategies for the SFT Pyramis Core Equity Fund references investments in “Growth” and “Value” stocks. Include risks relating to both in the principal risks for the Fund.

Response: The following risk disclosures have been added to the list of principal risks for the SFT Pyramis Core Equity Fund on page 60:

Growth Stock Risk – is the risk that prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may be more volatile or not perform as well as value stocks or the stock market in general.

Value Stock Risk – is the risk that prices of value stocks perform differently than the market as a whole, may decline in value or may never reach the value the fund’s investment adviser or sub-adviser believes to be full market value.

Comment #27: Ensure the changes made to the summary prospectus for the SFT Advantus Managed Volatility Equity Fund are included in the detailed fund information section for the Fund on page 86.

Response: The additional disclosure added to the summary prospectus for the SFT Advantus Managed Volatility Equity Fund has been added to the detailed fund information section on page 86.

Comment #28: The list of principal risks for the SFT Ivy Small Cap Growth Fund on page 95 should include holdings risk because that risk is included in the list of principal risks in the Fund’s summary prospectus.

Response: Holdings risk has been added to the list on page 95.

Comment #29: In the third paragraph in the section discussing Advantus’ management of the funds on page 116, clarify in the manager-of-mangers discussion whether Advantus is referring to affiliated or non-affiliated sub-advisers.

Response: A clarification has been added that the “manager of managers” strategy applies with respect to non-affiliated sub-advisers.

Comment #30: List the Investment Company Act number on page 152 in a smaller font than the other text on that page.

Response: The font size has been reduced.

Comment #31: On page 46 of the statement of additional information (SAI), item 2(f) references potential indirect concentration in the SFT Advantus Managed Volatility Equity Fund. Please rewrite that to better clarify that the fund may become concentrated as a result of its investment in other funds.

Response: The Trust will take the comment under advisement. However, the comment relates to a fundamental investment restriction that can only be changed upon the affirmative vote of shareholders. Therefore, no change will be made at this time.

Comment #32: On page 54 of the SAI, clarify that the right column in the ownership table reflects aggregate holdings.

Response: The word “aggregate” has been added to the title of the right column.

Comments received on April 26, 2017:

Comment #1: In a follow up to comment #13 received on April 17, 2017, which challenges the SFT Advantus Dynamic Managed Volatility Fund’s use of a blended benchmark, the Staff’s position is that instruction 5 to item 27(b) of Form N-1A requires that funds use a single appropriate broad-based securities market index, not a blend of multiple indices.

Response: The Trust disagrees with the Staff’s interpretation the Form N-1A and reiterates that the use of blended benchmarks is common among mutual funds and appropriate. I have attached as examples the prospectuses of some other managed volatility funds that use blended benchmarks. These are just a few examples that I gathered as part of a very brief internet search. There are many others.

The Trust respectfully requests that if the Staff feels strongly that the use of blended benchmarks is not appropriate, that it address the issue at the management level so its position is published and enforced consistently across the mutual fund industry rather than inconsistently on a fund-by-fund basis.

If SEC management does consider taking a commission wide position on this issue, the Trust respectfully requests that SEC management consider the “appropriateness” component to instruction 5 to item 27(b). Namely, that funds use “an appropriate broad-based securities market index” (emphasis added). The Trust believes that considering the varying asset class mixes used by mutual funds, there is not always a single index that is the most appropriate for a fund. So called “balanced funds” are a good example. If a balanced fund has a 60% equity and 40% fixed income asset mix, is an all equity index, all fixed income index or a blend of 60% equity and 40% fixed income indices most appropriate? Some would argue the latter is most appropriate considering the asset mix.

Lastly, if the Trust was inclined to revise the Fund’s benchmark in response to the Staff’s comment, because of when the comments were received relative to the filing date of the Trust’s “B” filing, and the significant work involved in replacing the benchmark for a fund, the Trust would be unable to effect the change and still file on time.

Comment #2: In a follow up to comment #15 received on April 17, 2017, in the principal investment strategies section of the SFT Advantus International Bond Fund, indicate that “significant” or “substantial” amounts of assets will be invested in at least three countries (including the U.S.).

Response: The second to last sentence of the second paragraph describing the Fund’s principal investment strategies is replaced with the following:

The Fund invests significant assets in issuers located in at least three countries (including the U.S.).

Please direct additional questions or comments to me at (651) 665-3747.

Sincerely,

/s/ Michael Steinert

Michael Steinert

Senior Counsel

Securian Financial Group, Inc.

Cc:	David Kuplic, President, Securian Funds Trust

Todd Spicer, Chief Compliance Officer, Securian Funds Trust

Michael J. Radmer, Esquire, Fund Counsel, Dorsey & Whitney LLP